Filed by Walgreens Boots Alliance, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Date: September 16, 2014

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Commission File No. for Registration Statement

on Form S-4: 333-198768

Contact: Michael Polzin
http://news.walgreens.com
847-315-2920	@WalgreensNews
FOR IMMEDIATE RELEASE	facebook.com/Walgreens

Walgreens Boots Alliance Files Form S-4 Registration Statement and Preliminary Proxy Statement/Prospectus Related to Walgreens Strategic Transaction with Alliance Boots

DEERFIELD, Ill., Sept. 16, 2014 – Walgreens (NYSE: WAG) (Nasdaq: WAG) today announced that Walgreens Boots Alliance, Inc., the anticipated new holding company for the combined Walgreens and Alliance Boots enterprise, filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a preliminary proxy statement/prospectus related to Walgreens acquisition of the remaining 55 percent of Alliance Boots GmbH that the company doesn’t currently own and the reorganization of Walgreens into a holding company structure (the “Registration Statement”).

The Registration Statement may be found on the SEC’s website, which is located at www.sec.gov, under the name “Walgreens Boots Alliance, Inc.” The information contained in the Registration Statement is subject, in its entirety, to completion or amendment as described within the document. A brief set of FAQs regarding today’s filing may also be found on the company’s investor relations website at http://investor.walgreens.com.

About Walgreens

As the nation’s largest drugstore chain with fiscal 2013 sales of $72 billion, Walgreens (www.walgreens.com) vision is to be the first choice in health and daily living for everyone in America, and beyond. Each day, in communities across America, more than 8 million customers interact with Walgreens using the most convenient, multichannel access to consumer goods and services and trusted, cost-effective pharmacy, health and wellness services and advice. Walgreens scope of pharmacy services includes retail, specialty, infusion, medical facility and mail service, along with online and mobile services. These services improve health outcomes and lower costs for payers including employers, managed care organizations, health systems, pharmacy benefit managers and the public sector. The company operates 8,206 drugstores in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. Walgreens digital business includes Walgreens.com, drugstore.com, Beauty.com, SkinStore.com and VisionDirect.com. Take Care Health Systems is a Walgreens subsidiary that manages more than 400 in-store convenient care clinics throughout the country.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreens and Alliance Boots, Walgreens Boots Alliance has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Walgreens that also constitutes a preliminary prospectus of Walgreens Boots Alliance. The registration statement has not yet become effective. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS

RELATING TO THE TRANSACTIONS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreens’ Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. Additional information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it becomes available. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.

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